Second Quarter 2026 Financial Results & Corporate Update August 4, 2026 Exhibit 99.1

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: BioNTech’s expected revenues and net profit/(loss) related to sales of BioNTech’s COVID-19 vaccine, referred to as COMIRNATY where approved for use under full or conditional marketing authorization, in territories controlled by BioNTech’s collaboration partners, particularly for those figures that are derived from preliminary estimates provided by BioNTech’s partners; the rate and degree of market acceptance of BioNTech’s COVID-19 vaccine and, if approved, BioNTech’s investigational medicines; expectations regarding anticipated changes in COVID-19 vaccine demand; the initiation, timing, progress, results, and cost of BioNTech’s research and development programs, including BioNTech’s current and future preclinical studies and clinical trials, including statements regarding the expected timing of initiation, enrollment, and completion of studies or trials and related preparatory work and the availability of results, and the timing and outcome of applications for regulatory approvals and marketing authorizations; BioNTech’s expectations regarding potential future commercialization in oncology, including goals regarding timing and indications; the targeted timing and number of additional potentially registrational trials, and the registrational potential of any trial BioNTech may initiate; BioNTech’s expectations regarding the impact of changes to its manufacturing operations; discussions with regulatory agencies; BioNTech’s expectations with respect to intellectual property; the impact of BioNTech’s collaboration and licensing agreements, including BioNTech’s partnership with BMS; BioNTech's expectations with respect to developments in law, public policy, and international trade; BioNTech’s estimates of revenues, research and development expenses, selling, general and administrative expenses, and capital expenditures for operating activities; BioNTech's expectations for upcoming scientific and investor presentations; and BioNTech’s expectations of net profit/(loss). In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this presentation are based on BioNTech’s current expectations and beliefs of future events and are neither promises nor guarantees. You should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control, and which could cause actual results to differ materially and adversely from those expressed or implied by these forward- looking statements. These risks and uncertainties include, but are not limited to: the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, projected data release timelines, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the data discussed in this presentation, and including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the nature of the clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; BioNTech’s pricing and coverage negotiations with governmental authorities, private health insurers and other third-party payors; the future commercial demand and medical need for initial or booster doses of a COVID-19 vaccine; the impact of tariffs and escalations in trade policy; competition from other COVID-19 vaccines or related to BioNTech’s other product candidates; the timing of and BioNTech’s ability to obtain and maintain regulatory approval for its product candidates; the ability of BioNTech’s COVID-19 vaccines to prevent COVID-19 caused by emerging virus variants; BioNTech’s ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech’s third-party collaborators to continue research and development activities relating to BioNTech's development candidates and investigational medicines; unforeseen safety issues and potential claims that are alleged to arise from the use of products and product candidates developed or manufactured by BioNTech; BioNTech’s and its collaborators’ ability to commercialize and market its product candidates, if approved; BioNTech’s ability to manage its development and related expenses; regulatory and political developments in the United States and other countries; BioNTech’s ability to effectively scale its production capabilities and manufacture its products and product candidates; expected changes to BioNTech’s leadership and the transition of responsibilities at the Management Board, including identification and recruitment of successors; risks relating to the global financial system and markets; and other factors not known to BioNTech at this time. You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Report on Form 6-K for the period ended June 30, 2026, and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date hereof. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this presentation in the event of new information, future developments or otherwise. Furthermore, certain statements contained in this presentation relate to or are based on studies, publications, surveys and other data obtained from third-party sources and BioNTech’s own internal estimates and research. While BioNTech believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, any market data included in this presentation involves assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. While BioNTech believes its own internal research is reliable, such research has not been verified by any independent source. In addition, BioNTech is the owner of various trademarks, trade names and service marks that may appear in this presentation. Certain other trademarks, trade names and service marks appearing in this presentation are the property of third parties. Solely for convenience, the trademarks and trade names in this presentation may be referred to without the ® and TM symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. 2 An abbreviation directory of defined terms can be found at the end of the presentation. To be updated by Legal This Slide Presentation Includes Forward-Looking Statements

CEO Appointment Helmut Jeggle, Supervisory Board Chairman1 2 Progress Highlights Prof. Uğur Şahin, M.D., Co-Founder & Chief Executive Officer 3 Oncology Execution Prof. Özlem Türeci, M.D., Co-Founder & Chief Medical Officer 4 Financial Performance Ramón Zapata, Chief Financial Officer

4 CEO Appointment Helmut Jeggle, Supervisory Board Chairman 1

BioNTech Appoints Guido Oelkers to Management Board as CEO 5 Guido Oelkers, Ph.D. Incoming CEO ▪ Seasoned CEO and strategic leader with over 30 years of experience in the biotech and pharma industries ▪ Strong track record in transforming and scaling global organizations, driving sustainable growth through disciplined execution, focused capital allocation, and operational excellence ▪ Successfully built, prioritized and strengthened complex and innovative product portfolios and drove strong global business operations in key markets, notably in the US Taking office by February 1, 2027, at the latest Headshot Headshot copyright © Sobi - Swedish Orphan Biovitrum AB (publ), 2026.

Progress Highlights Prof. Uğur Şahin, M.D., Co-Founder & Chief Executive Officer 2 6

Oncology Focus in 2026

Progress in Q2

1 Late-Stage Acceleration

Key late-stage data readouts expected for first wave of oncology assets

- Presented first global Phase 2 data for a PD-(L)1 x VEGF-A bispecific antibody in 1L NSCLC

2 Combination Therapy Momentum

Novel-novel pumitamig[1] combination data readouts expected

- Generated novel-novel combination data to inform expansion of potentially registrational clinical development

3 Modalities to Disease Areas

Transition to a focused disease area specific approach

- Initiated first Phase 3 trial for elfetabart drozuntecan[2] (B7-H3 ADC) in 1L CRPC

1. Partnered with Bristol Myers Squibb; 2. Partnered with DualityBio (Formerly known as BNT324/DB-1311).

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Building a Multi-Product Company Across Tumor Focus Areas by 2030+

Targeting 17+ Late-Stage and Pivotal Trial Readouts Informing Multiple Launch Opportunities

Tumor Type		Incidence[1]	Assets	Late-Stage/Pivotal Trials	Expected Data Readouts[2]
Lung	**1L NSCLC**	**400K**	Pumitamig[3]	ROSETTA Lung-02	2029
	Stage III unresectable NSCLC	**65K**	Pumitamig[3]	ROSETTA Lung-201	2030+
	1L NSCLC – PD-L1 ≥ 50%	**60K**	Pumitamig[3]	ROSETTA Lung-202	2030+
	2L+ sqNSCLC[1]	**55K**	Gotistobart[4]	PRESERVE-003	2026
	1L ES-SCLC	**80K**	Pumitamig[3]	ROSETTA Lung-01	2028
Breast	**1L TNBC** – all comers	**20K**	Pumitamig[3]	Phase 3 in China	2027
	1L TNBC – PD-L1-	**15K**	Pumitamig[3]	ROSETTA Breast-01	2029
	2L+ HR+ BC[1] – HER2-low	**55K**	Trastuzumab pamirtecan[5]	DYNASTY Breast-02	2026
Genitourinary	**1L RCC**	**40K**	Pumitamig[3]	ROSETTA RCC-208[7]	2030+
	1L CRPC	**110K**	Elfetabart drozuntecan[5]	BNT324-03	2029
Gastrointestinal	**1L MSS-CRC**	**230K**	Pumitamig[3]	ROSETTA CRC-203	2030+
	1L Gastric – HER2-neg, PD-L1+	**40K**	Pumitamig[3]	ROSETTA Gastric-204	2030+
	1L HCC	**25K**	Pumitamig[3]	ROSETTA HCC-206[7]	2030+
	Adj. CRC – ctDNA+	**70K**	Autogene cevumeran[6]	BNT122-01	2027
	Adj. PDAC	**30K**	Autogene cevumeran[6]	IMCODE003	2029
Gynecologic	**2L+ Endometrial[1]** – HER2-expressing	**10K**	Trastuzumab pamirtecan[5]	Single-arm Phase 2	2026
			Trastuzumab pamirtecan[5]	Fern-EC-01	2028
Additional Tumors	**1L HNSCC** – PD-L1 CPS ≥ 1, HPV16+	**50K**	BNT113	AHEAD-MERIT	2026

1. Estimated 1L or adjuvant incidence (incidence + newly recurrent patients), or 2L+ drug-treated in 2030 in the G7 markets derived from Oracle CancerMPact as of Feb. 2026; incidence information for informational purposes only and not intended to indicate the potential market size or reach of BioNTech's and its collaborators' product candidates, if approved. 2. Expected data readouts may be from interim or final analyses, are event-driven and in some cases may not translate into commercial launches; Partnered with: 3. Bristol Myers Squibb; 4. OncoC4; 5. DualityBio; 6. Genentech, a member of the Roche group; 7. Phase 1/2 trials; anticipated pivotal trials evaluating pumitamig in these tumor types are expected to readout after 2030.

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Oncology Execution Prof. Özlem Türeci, M.D., Co-Founder & Chief Medical Officer 3 9

Tumor-Focused Strategy to Address Significant Unmet Medical Needs 10 GastrointestinalBreastLung Genitourinary Gynecologic Additional Tumors Leveraging novel combinations with next-generation IO, targeted therapies and mRNA cancer immunotherapy to maximize pipeline potential and elevate outcomes for patients with solid tumors

Broadening BioNTech's Coverage of Lung Cancer to Maximize Pipeline Potential

	NSCLC				SCLC	
	Resectable	Stage III Unresectable	1L Metastatic	2L+ Metastatic	1L Metastatic	2L+ Metastatic
Incidence[1]	*220K*	*65K*	*400K*	*230K*	*80K*	*35K*
	Pumitamig[2] + chemo IIT[6]	Pumitamig[2] **ROSETTA LUNG-201**	Pumitamig[2] **ROSETTA LUNG-202**	Gotistobart[3] **PRESERVE-003** (sq)	Pumitamig[2] + chemo **ROSETTA LUNG-01**	ADC mono Elfetabart drozuntecan[4]
		Pumitamig[2] + FixVac LuCa-MERIT-1	Pumitamig[2] + chemo **ROSETTA LUNG-02**	FixVac + Gotistobart[3]/ADCs LuCa-MERIT-1	Pumitamig[2] + ADC (Elfetabart drozuntecan[4])	
			Pumitamig[2] + ADCs Elfetabart drozuntecan[4], Sacituzumab drozuntecan[4], BNT326[5]	ADC monos Elfetabart drozuntecan[4], Sacituzumab drozuntecan[4], BNT326[5]	Pumitamig[2] + TCE	

Next Generation IO · Targeted Therapy · mRNA Immunotherapy · — Registrational Trials · --- Phase 1/2 PoC Trials

1. Estimated 1L or adjuvant incidence (incidence + newly recurrent patients), or 2L+ drug-treated in 2030 in the G7 markets derived from Oracle CancerMPact as of Feb 2026; Incidence information for informational purposes only and not intended to indicate the potential market size or reach of BioNTech's and its collaborators' product candidates, if approved; Partnered with: 2. Bristol Myers Squibb; 3. OncoC4; 4. DualityBio; 5. MediLink (BNT326/YL202); 6. Being conducted in China.

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Pumitamig + Chemotherapy Demonstrates Antitumor Activity Across PD-L1 Levels and Histologies in 1L NSCLC 12 Data presented at ASCO 2026. 1. Partnered with Bristol Myers Squibb. 2. 4 patients were missing central PD-L1 results and are hence excluded from this analysis. First global data for a PD-(L)1 x VEGF-A in 1L NSQ and SQ NSCLC highlighting its potential as a treatment option for a broad patient population Overall Efficacy by PD-L1 Level Phase 2 data from global Phase 2/3 trial pumitamig1 + chemotherapy PD-L1 TPS: <1% 1-49% ≥50% Missing -100 -80 -60 -40 -20 0 20 B e s t c h a n g e i n t u m o r s iz e fr o m b a s e li n e ( % ) PD-L1 Levels Histologies TPS <1% (n=21) TPS 1%−49% (n=9) TPS ≥50% (n=6) Missing (n=4) NSQ (n=21) SQ (n=19) Patient Population Overall (n=40) uORR (%) 72.5 61.9 77.8 100.0 75.0 71.4 73.7 cORR (%) 62.5 47.6 77.8 100.0 50.0 57.1 68.4 Key Findings • Encouraging ORR across histologies and PD-L1 levels, including in 21 patients (58%2) with PD-L1 TPS <1%, a subgroup characterized by poor anti-PD-(L)1 response • Manageable safety profile in both histologies, with no new safety signals

Pumitamig mono3 TPS > 1% (n=30) Pumitamig + chemo4 Overall (n=40) cORR(%) monotherapy 46.7 combination 62.5 Pumitamig + chemo5 1L TNBC (n=42) Pumitamig + chemo6 1L/2L TNBC (n=39) cORR (%) 73.8 61.5 DCR (%) 92.3 92.3 mPFS (m) 13.5 59.3% rate at 9 months Pumitamig Demonstrates Consistent Responses Between China and Global Populations Across Three Key Tumor Types 13 Definitive conclusions cannot be drawn from cross-trial comparisons or anticipated data, as they may be confounded by various factors, and should be interpreted with caution. 1. WCLC 2024; 2. WCLC 2025; 3. ELCC 2026; 4. ASCO 2026; 5. SABCS 2024; 6. SABCS 2025. SCLC NSCLC TNBC China Phase 1/2 Global Phase 2 Pumitamig + chemo1 (n=50) Pumitamig + chemo2 (n=43) cORR (%) 82.0 76.3 DCR (%) 94.0 100 mPFS (m) 6.9 6.8 (6.3 at 20 mg/kg) Key Findings Efficacy read out consistent across endpoints Combination shows encouraging efficacy globally in a predominantly PD-L1- low/negative patient population Chemo expected to add to the benefit seen with pumitamig monotherapy Encouraging DCR and PFS signals across regions and treatment lines

Differentiated MoA Functional Characteristics Gotistobart Has Potential to Become Chemo-Free Option in 2L SQ NSCLC 14 1. Partnered with OncoC4; 2. Balaraman, Nat Med 2026 (PRESERVE-003). Studied in several tumor types across 1000+ patients Impressive OS signals across tumor types Longer follow-up data from Stage 1 Phase 3 expected at WCLC 2026 Pivotal trial in sqNSCLC well underway with gotistobart as chemo-free 2L+ treatment option FDA Orphan drug designation granted for sqNSCLC Fast Track Designation for NSCLC 1st interim analysis of Stage 2 Phase 3 expected in 2026 Development Status Clinical Evidence Gotistobart1 Reduces Risk of Death by 54% Compared with Docetaxel2 Selective depletion of regulatory T (Treg) cells in the tumor microenvironment CTLA-4 binding domain blocks Treg immune suppression Optimized Fc domain enhances immunomodulation and extends half-life Time from randomization (months) Docetaxel 30.3 (16.2–45.6) Gotistobart 63.1 (46.9–75.5) 0 10 20 30 40 50 60 70 80 90 100 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 O v e ra ll s u rv iv a l (% ) Gotistobart (n=45) Docetaxel (n=42) Median OS, months NE 9.95 HR: 0.46

Elfetabart Drozuntecan: A Phase 3 B7-H3 Targeted ADC with Pan-Tumor Potential



Development Status

- Phase 3 in taxane-naive mCRPC ongoing
- Monotherapy and pumitamig combination trials ongoing
- Pumitamig + elfetabart drozuntecan[1] data expected in H2 2026

Clinical Evidence

- Antitumor activity in multiple tumor types[2]
- 1000+ patients treated across 10+ indications, including 400+ in combination with pumitamig
- Favorable safety profile

B7-H3 is Overexpressed in Multiple Tumor Types

	Prostate	NSCLC AGA-	NSCLC *EGFRm*	SCLC	HR+ BC	TNBC	CRC	Gastric	Cervical	Ovarian	PDAC	HNSCC	HCC	Melanoma
B7H3 Expression Level[3]	High	High	High	High	Medium/Low	Medium/Low	Medium/Low	Medium/Low	High	High	Medium/Low	High	High	High
Development Status	**Ph3**	Ph1/2	Ph1/2	Ph1/2	Ph2	Ph2	Ph2	Ph1/2	Ph1/2	Ph1/2	Ph2	Ph1/2	Ph1/2	Ph1/2

Expression Level: High | Medium/Low | Very Low/None

1. Partnered with DualityBio (Formerly known as BNT324/DB-1311); 2. CC and PROC: Chang et al ESMO Asia 2025; CRPC: Parsonson et al ASCO 2025; SCLC, NSCLC, ESCC, melanoma, HCC, HNSCC: ESMO Asia 2024; 3. Human Protein Atlas.

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Development Focus of mRNA Cancer Immunotherapy iNeST and FixVac Portfolios

Autogene cevumeran[1] Adjuvant		**BNT113** 1L	**BNT116** Multiple settings
CRC Phase 2	PDAC Phase 2	HPV16+ PD-L1 CPS ≥1 HNSCC Phase 2/3	NSCLC Phase 1 & 2
Monotherapy	+ Atezolizumab + mFOLFIRINOX	+ Pembrolizumab	Mono & combo with IO & ADCs
• Recruitment completed • Data presented from epi sub-study at **ASCO 2024** and from biomarker sub-study at **ESMO-GI 2024** • Interim Analysis by DSMB concluded; **Study continues without modification**	• Recruitment ongoing • Data from Phase 1 trial published: Rojas et al., **Nature 2023**; Sethna et al., **Nature 2025,** 6-year data update presented at **AACR 2026**	• Recruitment ongoing • Trial updated to Phase 2/3	• Recruitment completed in Phase 2 in 1L NSCLC[2] • Data presented at **SITC 2023, AACR 2024, SITC 2024** and **AACR 2026** • Data in frail patients presented at **AACR 2025** • Data in patients after CRT presented at **WCLC 2025** • Data expected at **WCLC 2026**
Phase 2 final analysis expected in 2027	**Primary completion date expected in 2031**	**Phase 3 interim analysis expected in 2026**	

Individualized Immunotherapy – iNeST[1] | **Off-the-shelf Immunotherapy – FixVac**

Partnered with: 1. Genentech, a member of the Roche Group; 2. In collaboration with Regeneron.

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Multiple Milestones Achieved in 2026 and Upcoming Catalysts

	Program	Trial Readout Phase	Indication	Status	Context
Late-Stage Trial Readouts	**Trastuzumab pamirtecan[3]**	Single arm Phase 2	2L+ HER2-expressing endometrial cancer	Achieved	
		Phase 3[5] primary analysis	Chemo naïve HR+ HER2-low breast cancer	On track	
	Gotistobart[2]	Phase 3[5] interim analysis	2L+ sqNSCLC	On track	
		Phase 2	2L+ mCRPC[6]	Updated	Data maturity
	BNT113	Phase 3[5] interim analysis	1L HPV16+ PD-L1+ HNSCC	On track	
	Pumitamig[1]	Phase 3[5] in China interim analysis	1L TNBC[6]	Updated	Data maturity
Early-Stage Pumitamig & ADC Trial Readouts	**Pumitamig[1]**	Phase 2	1L NSCLC	Achieved	
		Phase 2	1L ES-SCLC	Achieved	
		Phase 2 in China	1L HCC	On track	
		Phase 2 in China	1L MSS-CRC[7]	Updated	Sample size increase
	Pumitamig[1] + Trastuzumab pamirtecan[3]	Phase 1/2	Breast cancer	On track	
	Pumitamig[1] + Elfetabart drozuntecan[3]	Phase 2	Advanced solid tumors	On track	
		Phase 1/2	NSCLC/SCLC	On track	
	Pumitamig[1] + Sacituzumab drozuntecan[3]	Phase 2	TNBC	Achieved	
	Pumitamig[1] + BNT326/YL202[4]	Phase 1/2	NSCLC[6]	Updated	Data maturity
	Elfetabart drozuntecan[3]	Phase 1/2	2L+ mCRPC	Achieved	
Phase 3 Trial Initiations	**Pumitamig[1]**	Phase 3[5]	1L MSS-CRC	Achieved	
			1L HER2- PD-L1+ gastric cancer	Achieved	
			1L NSCLC – PD-L1 ≥ 50%	Achieved	
			Stage III unresectable NSCLC	Achieved	
	Elfetabart drozuntecan[3]	Phase 3	1L mCRPC	Achieved	
BLA Submission	**Trastuzumab pamirtecan[3]**	-	2L+ HER2-expressing endometrial cancer	On track[8]	

Some data readouts may be event-driven and subject to change based on actual event accrual rates or publication strategy. Partnered with: 1. Bristol Myers Squibb; 2. OncoC4; 3. DualityBio; 4. MediLink; 5. Pivotal trial. 6. The timing of this readout is no longer expected in 2026 due to data maturity. 7. The timing of this readout is no longer expected in 2026 due to an increase in the enrollment target of the trial. 8. Subject to the totality of the data from the two ongoing trials in endometrial and breast cancer, and subject to regulatory feedback.

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Financial Performance Ramón Zapata, Chief Financial Officer 4 18

Second Quarter 2026 Financial Results

Lower Demand for COVID-19 Vaccines Met With Disciplined Cost Management

In € millions except per share data[1]	Q2 2026		Q2 2025	
	IFRS Results	**Adjusted Results[2]**	**IFRS Results**	**Adjusted Results[2]**
Revenues	106	106	261	261
Cost of sales	(97)	(97)	(76)	(76)
Research and development expenses	(551)	(477)	(509)	(509)
Sales, marketing, general and administrative expenses	(198)	(198)	(137)	(137)
Other operating result	(208)	(23)	(39)	(1)
Operating loss	**(948)**	**(690)**	**(501)**	**(463)**
Net loss	**(821)**	**(562)**	**(387)**	**(349)**
Diluted loss per share	(3.24)	(2.22)	(1.60)	(1.45)

Balance Sheet as of June 30, 2026 – Cash and cash equivalents plus security investments[3] **€16.6 bn**

1. All numbers have been rounded and may not add up to the totals. Presentation of the unaudited interim consolidated statements of profit or loss has been condensed. 2. In addition to BioNTech's results determined in accordance with International Financial Reporting Standards ("IFRS"), or IFRS Accounting Standards, or IFRS results, BioNTech reports certain adjusted, non-IFRS measures used internally as a supplemental measure of our business performance (each referred to with the prefix "Adjusted" or, as a whole, "Adjusted Results"). The calculation of these measures and the adjusted results as a whole is based on the concepts of the applicable IFRS Accounting Standards, but includes certain adjustments. Reconciliation of the adjusted results to BioNTech's measures based on IFRS Accounting Standards and more information can be found in the appendix and in BioNTech's Report on Form 6-K for the period ended June 30, 2026, filed on August 4, 2026, which is available at www.sec.gov. While non-IFRS measures may offer additional insights, BioNTech's non-IFRS measures are not, and should not be viewed as a substitute for their most directly comparable IFRS Accounting Standards measures and should always be considered alongside our financial statements prepared in accordance with IFRS Accounting Standards. 3. Cash and cash equivalents plus security investments as of June 30, 2026, reached €16,634.2 million, comprising €9,741.0 million in cash and cash equivalents, €5,035.1 million in current security investments disclosed as financial assets and €1,858.1 million in non-current security investments disclosed as financial assets.

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20 First Half 2026 Financial Results at a Glance1 Continued Focus on R&D Priority Programs Revenues € 224 million vs. €444 million in first half 2025 Adjusted R&D Expenses² € 1,004 million vs. €1,035 million in first half 2025 IFRS R&D Expenses: €1,108 million vs. €1,035 million in first half 2025 Adjusted SG&A Expenses² € 349 million vs. €258 million in first half 2025 IFRS SG&A Expenses: €349 million vs. €258 million in first half 2025 1. All numbers have been rounded. Presentation of the unaudited interim consolidated statements of profit or loss has been condensed. 2. In addition to BioNTech’s results determined in accordance with International Financial Reporting Standards (“IFRS”), or IFRS Accounting Standards, or IFRS results, BioNTech reports certain adjusted, non-IFRS measures used internally as a supplemental measure of our business performance (each referred to with the prefix “Adjusted” or, as a whole, “Adjusted Results”). The calculation of these measures and the adjusted results as a whole is based on the concepts of the applicable IFRS Accounting Standards, but includes certain adjustments. Reconciliation of the adjusted results to BioNTech’s measures based on IFRS Accounting Standards and more information can be found in the appendix and in BioNTech’s Report on Form 6-K for the period ended June 30, 2026, filed on August 4, 2026, which is available at www.sec.gov. While non-IFRS measures may offer additional insights, BioNTech’s non-IFRS measures are not, and should not be viewed as a substitute for their most directly comparable IFRS Accounting Standards measures, and should always be considered alongside our financial statements prepared in accordance with IFRS Accounting Standards.

Revised Full Year 2026 Financial Guidance1 21 1. Excludes risks that are not yet known and/or quantifiable and related activities. Includes effects identified from licensing arrangements, collaborations and Merger & Acquisitions (“M&A”) transactions to the extent disclosed. The guidance is based on non-IFRS measures and excludes certain effects compared to measures based on IFRS Accounting Standards. More information can be found in BioNTech’s Report on Form 6-K for the period ended June 30, 2026, filed on August 4, 2026, which is available at www.sec.gov. in € millions FY 2026 Non-IFRS Guidance March 10, 2026 FY 2026 Non-IFRS Guidance August 4, 2026 Total Revenue 2,000 – 2,300 1,600 – 1,900 Adjusted R&D Expenses 2,200 – 2,500 2,000 – 2,300 Adjusted SG&A Expenses 700 – 800 700 – 800

Revised Full Year 2026 Financial Guidance – Key Dynamics1 22 1. Excludes risks that are not yet known and/or quantifiable and related activities. Includes effects identified from licensing arrangements, collaborations and Merger & Acquisitions (“M&A”) transactions to the extent disclosed. The guidance is based on non-IFRS measures and excludes certain effects compared to measures based on IFRS Accounting Standards. More information can be found in BioNTech’s Report on Form 6-K for the period ended June 30, 2026, filed on August 4, 2026, which is available at www.sec.gov. Illustrations are not to scale and are for illustrative purposes only. Revenue €1.6 – €1.9 billion (from €2.0 – €2.3 billion) Adjusted R&D Expense €2.0 – €2.3 billion (from €2.2 – €2.5 billion) Revenue Change Drivers • Softer than anticipated global COVID-19 vaccine demand • In Germany, existing vaccine inventory will be used in the 2026 vaccination season • Timing of milestone-related revenues resulting from an out-licensed R&D program R&D Cost Savings • Optimizing resources and continued cost discipline • Prioritizing late-stage clinical pipeline • Expect these cost savings based on prioritization and optimization to continue into future years

23 Concentrate investments on advancing BioNTech’s growing oncology pipeline toward commercialization, including pumitamig and ADC candidates Focusing R&D Investment Execution of Capital Allocation Strategy for Sustainable Value Creation Share Repurchase Program Started Execute up to $1.0 billion share repurchase program running through May 2027 Repurchased ADSs in the amount of $151.6 million through June 2026 Executing Share Repurchase Program Enhance operational efficiency with expected cost savings to ramp up over time, reaching approximately €500 million in recurring annual savings upon full implementation of the measures in 20291 Consolidating Manufacturing Footprint 1. Expected savings relative to BioNTech's 2025 cost base and CureVac's 2026 budget; do not reflect partially offsetting costs for CDMO use or transfer to other sites; and exclude exit costs, which will be recorded as incurred.

Thank you

Appendix

Reconciliation of IFRS to Adjusted Results – Q2 2026 & 2025 Financial Results

In € millions except per share data[1]	Q2 2026 IFRS Results	Q2 2026 Non-IFRS Adjustments	Q2 2026 Adjusted Results[2]	Q2 2025 IFRS Results	Q2 2025 Non-IFRS Adjustments	Q2 2025 Adjusted Results[2]
Revenues	106	–	106	261	–	261
Cost of sales	(97)	–	(97)	(76)	–	(76)
Research and development expenses	(551)	74	(477)	(509)	–	(509)
Sales, marketing, general and administrative expenses	(198)	–	(198)	(137)	–	(137)
Other operating result	(208)	185	(23)	(39)	38	(1)
Operating loss	**(948)**	**259**	**(690)**	**(501)**	**38**	**(463)**
Net loss[3]	**(821)**	**259**	**(562)**	**(387)**	**38**	**(349)**
Basic and diluted loss per share	(3.24)		(2.22)	(1.60)		(1.45)

1. All Numbers have been rounded and may not add up to the totals. Presentation of the unaudited interim consolidated statements of profit or loss has been condensed. 2. In addition to BioNTech's results determined in accordance with International Financial Reporting Standards ("IFRS"), or IFRS Accounting Standards, or IFRS results, BioNTech reports certain adjusted, non-IFRS measures used internally as a supplemental measure of our business performance (each referred to with the prefix "Adjusted" or, as a whole, "Adjusted Results"). The calculation of these measures and the adjusted results as a whole is based on the concepts of the applicable IFRS Accounting Standards, but includes certain adjustments. Reconciliation of the adjusted results to BioNTech's measures based on IFRS Accounting Standards and more information can be found in the appendix and in BioNTech's Report on Form 6-K for the period ended June 30, 2026, filed on August 4, 2026, which is available at www.sec.gov. While non-IFRS measures may offer additional insights, BioNTech's non-IFRS measures are not, and should not be viewed as a substitute for their most directly comparable IFRS Accounting Standards measures, and should always be considered alongside our financial statements prepared in accordance with IFRS Accounting Standards. 3. Tax effects are not considered as part of BioNTech's non-IFRS adjustments.

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Reconciliation of IFRS to Adjusted Results – H1 2026 & 2025 Financial Results

In € millions except per share data[1]	H1 2026 IFRS Results	H1 2026 Non-IFRS Adjustments	H1 2026 Adjusted Results[2]	H1 2025 IFRS Results	H1 2025 Non-IFRS Adjustments	H1 2025 Adjusted Results[2]
Revenues	224	–	224	444	–	444
Cost of sales	(168)	–	(168)	(160)	–	(160)
Research and development expenses	(1,108)	104	(1,004)	(1,035)	–	(1,035)
Sales, marketing, general and administrative expenses	(349)	–	(349)	(258)	–	(258)
Other operating result	(224)	192	(32)	(26)	23	(3)
Operating loss	**(1,626)**	**296**	**(1,330)**	**(1,035)**	**23**	**(1,012)**
Net loss[3]	**(1,353)**	**296**	**(1,057)**	**(802)**	**23**	**(780)**
Basic and diluted loss per share	(5.34)		(4.17)	(3.33)		(3.23)

1. All Numbers have been rounded and may not add up to the totals. Presentation of the unaudited interim consolidated statements of profit or loss has been condensed. 2. In addition to BioNTech's results determined in accordance with International Financial Reporting Standards ("IFRS"), or IFRS Accounting Standards, or IFRS results, BioNTech reports certain adjusted, non-IFRS measures used internally as a supplemental measure of our business performance (each referred to with the prefix "Adjusted" or, as a whole, "Adjusted Results"). The calculation of these measures and the adjusted results as a whole is based on the concepts of the applicable IFRS Accounting Standards, but includes certain adjustments. Reconciliation of the adjusted results to BioNTech's measures based on IFRS Accounting Standards and more information can be found in the appendix and in BioNTech's Report on Form 6-K for the period ended June 30, 2026, filed on August 4, 2026, which is available at www.sec.gov. While non-IFRS measures may offer additional insights, BioNTech's non-IFRS measures are not, and should not be viewed as a substitute for their most directly comparable IFRS Accounting Standards measures, and should always be considered alongside our financial statements prepared in accordance with IFRS Accounting Standards. 3. Tax effects are not considered as part of BioNTech's non-IFRS adjustments.

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BioNTech's Oncology Pipeline

Phase 1

- **BNT116** Adv. NSCLC
- **BNT211** Multiple solid tumors
- **BNT314/GEN1059**[6] Multiple solid tumors
- **BNT317** Multiple solid tumors
- **BNT326/YL202**[5] Multiple solid tumors

Phase 1/2

- **BNT3214** Multiple solid tumors
- **Elfetabart Drozuntecan**[3] Multiple solid tumors
- **Sacituzumab drozuntecan**[3] Multiple solid tumors
- **BNT329** Multiple solid tumors
- **Gotistobart**[4] Met. CRPC
- **Gotistobart**[4] Multiple solid tumors
- **Pumitamig**[1] Multiple solid tumors[8]
- **Pumitamig**[1] 1L adv. HCC
- **Pumitamig**[1] Adv. RCC
- **Pumitamig**[1] 1L adv./met. TNBC[8]
- **Pumitamig**[1] **+ BNT314/GEN1059**[6] Met. CRC[9]
- **Pumitamig**[1] **+ BNT3212** Multiple solid tumors
- **Pumitamig**[1] **+ BNT3213** 1L HCC[8,9]
- **Pumitamig**[1] **+ Elfetabart Drozuntecan**[3] Adv./met. NSCLC and SCLC[9]
- **Pumitamig**[1] **+ Sacituzumab drozuntecan**[3] Multiple solid tumors[9]
- **Pumitamig**[1] **+ BNT326/YL202**[5] Multiple solid tumors
- **Pumitamig**[1] **+ BNT326/YL202**[5] Adv. NSCLC
- **Pumitamig**[1] **+ Trastuzumab pamirtecan**[3] Adv./met. BC[9]
- **Trastuzumab pamirtecan**[3] Multiple solid tumors

Phase 2

- **Autogene cevumeran**[2] Adj. CRC
- **Autogene cevumeran**[2] Adj. PDAC
- **BNT116**[7] 1L adv. NSCLC
- **BNT326/YL202**[5] Multiple solid tumors[8]
- **BNT326/YL202**[5] Adv./met. BC[8]
- **Gotistobart**[4] PROC
- **Pumitamig**[1] 1L met. CRC[8]
- **Pumitamig**[1] 1L ES-SCLC[8]
- **Pumitamig**[1] 1L/2L+ ES-SCLC
- **Pumitamig**[1] 2L ES-SCLC[8]
- **Pumitamig**[1] 2L+ EGFRm NSCLC[8]
- **Pumitamig**[1] 2L Glioblastoma[8]
- **Pumitamig**[1] 1L HCC[8]
- **Pumitamig**[1] 1L MPM[8]
- **Pumitamig**[1] 2L NEN[8]
- **Pumitamig**[1] 2L adv./met. NSCLC
- **Pumitamig**[1] 1L met. PDAC[8]
- **Pumitamig**[1] 1L/2L adv./met. TNBC
- **Pumitamig**[1] **or Sacituzumab drozuntecan + Elfetabart Drozuntecan**[3] Multiple solid tumors[9]

Phase 2/3

- **BNT113** 1L HPV16+ HNSCC
- **Pumitamig**[1] 1L met. CRC
- **Pumitamig**[1] 1L met. Gastric
- **Pumitamig**[1] 1L NSCLC

Phase 3

- **Elfetabart Drozuntecan**[3] Met. CRPC (NEW)
- **Gotistobart**[4] Met. NSCLC
- **Pumitamig**[1] 1L ES-SCLC
- **Pumitamig**[1] 1L adv. NSCLC
- **Pumitamig**[1] Unresectable Stage III NSCLC
- **Pumitamig**[1] 2L SCLC[8]
- **Pumitamig**[1] 1L adv./met. TNBC
- **Pumitamig**[1] 1L adv./met.TNBC[8]
- **Trastuzumab pamirtecan**[3] Met. BC
- **Trastuzumab pamirtecan**[3] 2L EC

Legend: Next Generation Immunomodulator; Targeted Therapy; mRNA Immunotherapy; Novel-novel Combination

Partnered with: 1. Bristol Myers Squibb; 2. Genentech, a member of the Roche Group; 3. DualityBio; 4. OncoC4; 5. MediLink; 6. Genmab; 7. In collaboration with Regeneron; 8.Trial ongoing in China only; 9.Trial is currently being conducted by or on behalf of BioNTech. Bristol Myers Squibb holds co-exclusive rights to pumitamig.

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29 Partnered with: 1. University of Pennsylvania; 2. Pfizer; 3. Fosun Pharma; 4. Funded by the Gates Foundation; 5. Funded by the Coalition for Epidemic Preparedness Innovations (CEPI). mRNAAntibody BioNTech’s Infectious Diseases Pipeline Phase 1 Phase 1/2 Phase 2 Commercial BNT1631 HSV BNT162 + BNT1612 COVID-19 – Influenza combination BNT1665 Mpox BNT1622,3 COVID-19 BNT351 HIV BNT1644 Tuberculosis

Abbreviation Directory

n L	*nth* line
AACR	American Association for Cancer Research
ADC	Antibody-drug conjugate
ADS	American depositary shares
adj.	Adjuvant
adv.	Advanced
AGA	Actionable genomic alterations
ASCO	American Society of Clinical Oncology
B7-H3	Also known as CD276, cluster of differentiation 276
BC	Breast cancer
BLA	Biologics License Applications
BMS	Bristol Myers Squibb
CDMO	Contract Development and Manufacturing Organization
CEPI	Coalition for Epidemic Preparedness Innovations
CPS	Combined positive score
CRC	Colorectal cancer
(m)CRPC	(met.) Castration resistant prostate cancer
CRT	Chemoradiation therapy
ctDNA	Circulating tumor DNA
CTLA-4	Cytotoxic T-Lymphocyte-Associated Protein 4
DCR	Disease control rate
DSMB	Data and Safety Monitoring Board
EC	Endometrial cancer
EGFR(m)	(mutated) Epidermal growth factor receptor

ELCC	European Lung Cancer Congress
epi	Epidemiology
ESMO	European Society for Medical Oncology
Fc	Fragment crystallizable
FixVac	Fixed Antigen Vaccine
FY	Fiscal year
G7 markets	Canada, France, Germany, Italy, Japan, GB, USA
GB	Great Britain
GI	Gastrointestinal
HCC	Hepatocellular carcinoma
HER2 (or 3)	Human epidermal growth factor receptor 2 (or 3)
HIV	Human immunodeficiency virus
HNSCC	Head and neck squamous cell carcinoma
HPV 16	Human papilloma virus 16
HR	Hormone receptor
HSV	Herpes simplex virus
IFRS	International financial reporting standards
IIT	Investigator initiated trial
iNeST	Individualized NeoAntigen-Specific Therapy
IO	Immuno-oncology
M&A	Merger and acquisitions
met.	Metastatic
MoA	Mechanism of Action
MPM	Malignant pleural mesothelioma
Mpox	Monkey pox
mRNA	Messenger ribonucleic acid
MSS	Microsatellite stability

NEN	Neuroendocrine neoplasm
(sq) NSCLC	(squamous) Non-small cell lung cancer
(nsq) NSCLC	(non-squamous) Non-small cell lung cancer
(c)ORR	(confirmed) Objective response rate
(u)ORR	(unconfirmed) Objective response rate
OS	Overall survival
PDAC	Pancreatic ductal adenocarcinoma
PD-(L)1	Programmed cell death protein (ligand) 1
mPFS	Median Progression-free survival
PoC	Proof of concept
PROC	Platinum-resistant ovarian cancer
R&D	Research and development
RCC	Renal cell carcinoma
SABCS	San Antonio Breast Cancer Symposium
(ES)SCLC	(Extensive stage) small cell lung cancer
SEC	Securities and Exchange Commission
SG&A	Selling, general and administrative expenses
SITC	Society of Immunotherapy of Cancer
(n)Sq	(non-)squamous
TCE	T cell engager
TM	Trademark
TNBC	Triple-negative breast cancer
TPS	Tumor proportion score
Treg	Regulatory T
VEGF-A	Vascular endothelial growth factor A
WCLC	World Conference of Lung Cancer

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